Exhibit 12.1
INTEL CORPORATION 2005 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In millions, except ratios)

	Years Ended
	Dec. 29,	Dec. 28,	Dec. 27,	Dec. 25,	Dec. 31,
	2001	2002	2003	2004	2005
Income before taxes	$2,183	$4,204	$7,442	$10,417	$12,610
Add — Fixed charges net of capitalized interest	125	133	105	98	73

Income before taxes and fixed charges (net of capitalized interest)	$2,308	$4,337	$7,547	$10,515	$12,683

Fixed charges:
Interest	$56	$84	$62	$50	$19
Capitalized interest	5	1	—	—	2
Estimated interest component of rental expense	69	49	43	48	54

Total	$130	$134	$105	$98	$75

Ratio of earnings before taxes and fixed charges, to fixed charges	18x	32x	72x	107x	169x